INDOSAT ANNOUNCES CHANGE OF CONTROL OFFERS FOR ANY AND ALL OF INDOSAT FINANCE COMPANY B.V.’S 7.75% GUARANTEED NOTES DUE 2010
AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V.’S 7.125% GUARANTEED NOTES DUE 2012

Jakarta, July 22—PT Indosat Tbk. (“Indosat”), Indosat Finance Company B.V. (“Indosat Finance”) and Indosat International Finance Company B.V. (“Indosat International Finance”) announced today that, in connection with the indirect acquisition by Qatar Telecom (Qtel) Q.S.C., of 2,217,590,000 Series B Common Shares of Indosat, representing 40.81% of Indosat’s outstanding Series B Common Shares, Indosat Finance has notified holders of its  7.75% Guaranteed Notes due 2010 (the “2010 Notes”) that it has commenced an offer to purchase (the “2010 Change of Control Offer”) the 2010 Notes at a purchase price equal to 101% of the principal amount thereof (US$1,010 per US$1,000 principal amount), plus accrued and unpaid interest up to the date of settlement and any Additional Amounts (as defined in the indenture related the 2010 Notes) (the “2010 Purchase Price”) and Indosat International Finance has notified holders of its  7.125% Guaranteed Notes due 2012 (the “2012 Notes” and, together with the 2010 Notes, the “Notes”) that it has commenced an offer to purchase (the 2012 Change of Control Offer, and, together with the 2010 Change of Control Offer, the “Change of Control Offers”) the 2012 Notes at a purchase price equal to 101% of the principal amount thereof (US$1,010 per US$1,000 principal amount), plus accrued and unpaid interest up to the date of settlement and any Additional Amounts (as defined in the indenture related to the 2012 Notes) (the “2012 Purchase Price, and together with the 2010 Purchase Price, the “Purchase Price”). The terms and conditions of the Change of Control Offers are described in detail in the Change of Control Offers, each dated July 22, 2008 issued by Indosat Finance and Indosat International Finance.  The indentures governing the Notes require Indosat Finance and Indosat International Finance to make the Change of Control Offers.

Each of the Change of Control Offers will expire at 5:00 p.m., New York City time, on September 16, 2008 (the “Expiration Date”).

Tenders of Notes may be validly withdrawn at any time up until 10:00 a.m., New York City time, on September 18, 2008 (the “Withdrawal Date”). Tenders of Notes may not be validly withdrawn after the Withdrawal Date, unless required by law.

Holders that validly tender their Notes prior to the Expiration Date (and do not subsequently validly withdraw such Notes) and whose tendered Notes are accepted for purchase by each issuer will receive the Purchase Price.  Payment of the Purchase Price for such Notes validly tendered (and not validly withdrawn) will be made on September 19, 2008 (the “Settlement Date”). Each issuer will be deemed to have accepted validly tendered Notes in the Change of Control Offer when, as and if the issuer has given oral or written notice thereof to the Information and Tender Agent.

D.F. King & Co., Inc. has been retained to serve as the information and tender agent for the Change of Control Offers.  Requests for documents and questions regarding the tendering of Notes may be directed to D.F. King & Co., Inc. at +1(800) 967-7635 (toll free).  Banks and brokers call collect at +1(212) 269-5550.

PT Indosat Tbk

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 2003. IFB is a financing company. In 2003, IFB issued guaranteed notes which are due in 2010.

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (The Netherlands) on April 2005. IIFB is a financing company. In 2005, IIFB issued guaranteed notes which are due in 2012.

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.